Exhibit 99.1

March 04, 2018

Michael J. Pudil,

Chairman and Chief Executive Officer

WSI Industries, Inc.

213 Chelsea Road

Monticello, MN 55362

Dear Mr. Pudil,

I am in receipt of your correspondence dated February 26, 2018, in response to our letter to you of February 16, 2018. Given our interest in and support of WSI Industries, Inc. (“WSI”) over the last few months, I find your response to be very disappointing.

In case my February 16 correspondence was somehow unclear, DPW Holdings, Inc. (“DPW”) is not at this time asking for disinterested committee consideration and approval for a business combination (as defined under Minnesota Statutes §302A.011) as you suggest in your correspondence. Rather, as stated in such correspondence and as detailed in Minnesota Statutes §302A.673, DPW is seeking prior approval of a disinterested committee for its proposed acquisition of shares of common stock of WSI so that the possibility of a future business combination with an affiliate of DPW within the next four years would not be precluded. Given DPW’s involvement with many interesting business opportunities and its interest in driving the value of WSI higher for WSI shareholders, it would be in the best interests of WSI to keep open the future possibility for WSI to be able to engage in a business combination with an affiliate of DPW during such period, should a circumstance arise where such a combination would be in the best interests of the shareholders of WSI. Under Minnesota Statutes §302A.673, without prior approval of our share acquisition in excess of ten percent, such potentially beneficial opportunities would be foreclosed for four years.

DPW has provided a “good faith definitive proposal to acquire shares” in writing pursuant to the provisions of Minnesota Statutes §302A.673(c). My prior correspondence provided you the details regarding our proposed share acquisition and I expect WSI to comply with the terms of the statute, which requires that a disinterested committee be formed in accordance with Minnesota Statutes §302A.673(d) “shall consider and take action on the proposal and respond in writing within 30 days after receipt” of the proposal detailed in our original correspondence.

Since your response indicated concern regarding sources of capital necessary to effect the proposed acquisition of shares, please be advised DPW intends to use its available cash resources to pay for the shares of WSI common stock to be acquired through its proposed tender offer. If you have any remaining concerns regarding DPW’s financial capacity to complete the tender offer, please see DPW’s public securities filings, including its recent registration statement (No. 222-222132) regarding an offering effected through a $50 million At Market Issuance Sales Agreement between DPW and H.C. Wainwright & Company.

48430 Lakeview Blvd., Fremont, CA 94538    (877) 634-0982    www.DPWHoldings.com

I had also requested in my original correspondence that WSI take all required action to amend its governing documents to opt out of the Control Share Acquisition provisions of Minnesota Statutes §302A.671 (the “CSA Provisions”) because it would be more efficient and less disruptive than seeking approval under the CSA Provisions, which have specific requirements and compressed timeframes. Further, opting out of the CSA Provisions has many other potential positive effects on WSI and its shareholders as evidenced by many other Minnesota public companies who have opted out of the CSA Provisions in their governing documents. These include eliminating statutory provisions which may lead to the entrenchment of the board and management of WSI, eliminating the broad application of the CSA Provisions even in the absence of a hostile takeover threat (e.g., the provisions are deemed by most commentators to be overbroad), and the availability of other anti-takeover mechanisms.

Since your response indicates your lack of willingness to consider my requested approach on these matters, enclosed is an information statement of DPW which includes the information required under Minnesota Statutes, §302A.671, Subd. 2.

I would be glad to meet with you and/or the disinterested committee to discuss any concerns members of such committee may have regarding DPW’s proposed acquisition of shares, as well as DPW’s strategies and vision for the future of WSI. Please contact me at your earliest convenience to facilitate such a meeting.

I look forward to your prompt response to the requests detailed above.

Sincerely,

/s/ Milton C. Ault III

Milton C. Ault, III

Chief Executive Officer of DPW Holdings, Inc.

cc:  Henry Nisser , Esq.
       Daniel R. Tenenbaum, Esq.

48430 Lakeview Blvd., Fremont, CA 94538    (877) 634-0982    www.DPWHoldings.com

MINNESOTA CONTROL SHARE ACQUSITION ACT

INFORMATION STATEMENT

MARCH 04, 2018

Pursuant to Minnesota Statutes §302A.671, Subdivision 2, DPW Holdings, Inc., a Delaware corporation (“DPW”) is requesting that WSI Industries, Inc., a Minnesota Corporation (“WSI”), hold a special meeting of shareholders for the sole purpose of considering voting rights to be accorded to shares DPW is proposing to acquire as provided in this information statement. DPW agrees to pay or reimburse WSI the reasonable expenses of the special meeting, except any expenses incurred in opposing according voting rights with respect to the shares to be acquired.

DPW is providing the following information to WSI in connection with the proposed acquisition of shares of common stock by DPW on the following terms:

•	DPW would make a tender offer to acquire shares of WSI common stock from the current shareholders of WSI (the “Tender Offer”).

•	The purchase price to be offered to WSI shareholders in the Tender Offer is anticipated to be $6.00, per share.

•
The terms of the Tender Offer would be conditioned on DPW acquiring enough shares to ensure that, after such acquisition and when combined with DPW’s current holdings of WSI stock, DPW’s total beneficial ownership would be in excess of 50% of the total outstanding shares of common stock.

Identity and Background of DPW

DPW is a public company with its principal place of business located at 48430 Lakeview Boulevard, Fremont, CA 94538-3158 (telephone number (510) 657-2635, website address: www.dpwholdings.com). Its common stock is traded on the NYSE American stock exchange under the symbol “DPW” and its CIK code is 0000896493.

DPW is a growth company seeking to increase revenues through acquisitions. This strategy reflects DPW’s philosophy after a change in control completed in September 2016. DPW’s acquisition strategy is focused on companies that have developed a “new way of doing business” in mature, well-developed industries experiencing changes due to new technology; companies that may become profitable or more profitable through efficiency and reduction of costs; companies that are related to DPW’s core business in the commercial and defense industries; and companies that will enhance DPW’s overall revenues.

DPW was originally a solution-driven organization that designed, developed, manufactured and sold high-grade customized and flexible power system solutions for the medical, military, telecom and industrial markets. Although DPW intends to seek growth through acquisitions, it also plans to continue to focus on high-grade and custom product designs for the commercial, medical and military/defense markets, where customers demand high density, high efficiency and ruggedized products to meet the harshest and/or military mission critical operating conditions.

DPW has several subsidiaries:

•
Coolisys Technologies, Inc., a Delaware corporation, wholly-owned by DPW, an industrial distributor of value-added power supply solutions, UPS systems, fans, filters, line cords, and other power-related components.

•
Digital Power Lending LLC, a California limited liability company, wholly-owned by DPW, engaged in providing commercial loans to companies throughout the United States to provide them with working capital to finance the growth of their businesses, operating under CA Finance Lenders License #60DBO-77905.

•
Digital Power Limited dba Gresham Power Ltd., a private limited company formed and currently existing under the laws of England and Wales, wholly-owned by DPW, designs, manufactures and sells power products and system solutions mainly for the European marketplace including power conversion, power distribution equipment, DC/AC (Direct Current/Active Current) inverters and UPS (Uninterrupted Power Supply) products.

•
Microphase Corporation, a Delaware corporation, majority owned by DPW, designs, develops and manufactures standard and customized state-of-the-art RF, Microwave, and Millimeter-wave components, devices, subsystems and integrated modules for the worldwide commercial wireless infrastructure, defense & aerospace, satellite, wireless multimedia and consumer electronics, public safety and homeland/global security markets.

•	Digital Power Corporation, a Delaware corporation and wholly-owned subsidiary.

•	Excelo, LLC, a Nevada limited liability company and wholly-owned subsidiary.

•	Super Crypto Mining, Inc., a Delaware corporation and wholly-owned subsidiary.

Identity and Background of Each Affiliate and Associate of DPW

The following is the identity and background of all of the directors and executive officers of DPW, the subsidiaries of DPW and of any other individual who may be deemed to be affiliate or associate of DPW under Minnesota Statutes §302A.671, Subdivision 2 (collectively, the “Acquiring Persons”):

NAME	AGE	CURRENT POSITION

Milton “Todd” Ault, III*	47	Chief Executive Officer and Chairman of the Board of Directors
William B. Horne	49	Chief Financial Officer and Director
Amos Kohn	57	President and Director
Robert O. Smith	73	Director
Mordechai Rosenberg	70	Director
Jeffrey Bentz	58	Director

•
Milton C. “Todd” Ault, III was appointed Executive Chairman of the Board of DPW on March 16, 2017, and as its Chief Executive Officer on December 29, 2017.  Mr. Ault is a seasoned business professional and entrepreneur who has spent more than 27 years identifying value in various financial markets including equities, fixed income, commodities, and real estate. Mr. Ault founded and is the Chairman of Alzamend Neuro, Inc., a biotechnology firm dedicated to finding the treatment, prevention and cure for Alzheimer’s Disease. Mr. Ault has served as Chairman of Ault & Company, a holding company since December 2015, and as Chairman of Avalanche International Corp since September 2014. Since January 2011, Mr. Ault has been the Vice President of Business Development for MCKEA Holdings, LLC, a family office. Through this position, Mr. Ault has consulted for a few publicly traded and privately held companies ranging from development stage to mature businesses, providing each of them the benefit of his diversified experience. He was the President, Chief Executive Officer, Director and Chairman of the Board of Zealous, Inc. from August 2007 until June 4, 2010 and again from February 2011 through May 1, 2011. Mr. Ault was a registered representative at Strome Securities, LP, from July 1998 until December 2005. Mr. Ault became majority shareholder of Franklin Capital Corp and was elected to its board of directors in July 2004 and became its Chairman and Chief Executive Officer in October 2004 serving until January 2006, and again from July 2006 to January 2007. In April 2005, Franklin Capital Corp changed its name to Patient Safety Technologies, Inc. (OTCQB: PSTX) (“PST”) and purchased SurgiCount Medical, Inc. Stryker Corporation (NYSE:SYK) acquired PST at the beginning of 2014 in a deal valued at approximately one hundred twenty million dollars ($120,000,000). PST’s wholly-owned operating subsidiary, SurgiCount Medical, Inc., is the company that developed the SafetySponge® System; a bar coding technology for inventory control that aims to detect and prevent the incidence of foreign objects left in the body after surgery.

•
William B. Horne has served as a member of DPW’s board of directors since October 13, 2016. On January 25, 2018, Mr. Horne was appointed as DPW’s Chief Financial Officer. He has served as the Chief Financial Officer of Targeted Medical Pharma, Inc. (OTCBB: TRGM) since August 2013. Mr. Horne is a director of and Chief Financial Officer to Avalanche International Corp. Mr. Horne previously held the position of Chief Financial Officer in various companies in the healthcare and high-tech field including OptimisCorp, a privately held, diversified healthcare technology company located in Los Angeles, California. Mr. Horne served as the Chief Financial Officer of Patient Safety Technologies, Inc. (OTCBB: PSTX), a medical device company formally located in Irvine, California, from June 2005 to October 2008 and as its interim Chief Executive Officer from January 2007 to April 2008. In his dual role at Patient Safety Technologies, Mr. Horne was directly responsible for structuring the divestiture of non-core assets, capital financings and debt restructuring. Mr. Horne held the position of Managing Member & Chief Financial Officer of Alaska Wireless Communications, LLC, a privately held, advanced cellular communications company, from its inception in May 2002 until November 2007. Mr. Horne was responsible for negotiating the sale of Alaska Wireless to General Communication Inc. (NASDAQ: GNCMA). From November 1996 to December 2001, Mr. Horne held the position of Chief Financial Officer of The Phoenix Partners, a venture capital limited partnership located in Seattle, Washington.

•
Amos Kohn has served as a member of DPW’s board of directors since 2003 and as its President and Chief Executive Officer from 2008 to December of 2017. Mr. Kohn has more than 20 years of successful global executive management experience, including multiple C-level roles across private and established publicly-traded companies. Mr. Kohn has successfully managed cross-functional teams, driven corporations to high profitability, built customer loyalty and led businesses through expansion and sustained growth. His areas of expertise include operations, technology innovation, manufacturing and strategic analysis and planning. Mr. Kohn previously held the following positions: Vice President of Business Development at Scopus Video Networks, Inc., a Princeton, New Jersey company that develops and markets digital video networking products; Vice President of Solutions Engineering at ICTV Inc., a leading provider of network-based streaming media technology solutions for digital video and web-driven programming, located in Los Gatos, California; Chief Architect at Liberate Technologies, a leading company in the development of a full range of digital media processing for telecom and cable TV industries, located in San Carlos, California; and Executive Vice President of Engineering and Technology at Golden Channel & Co., the largest cable television multiple-systems operator (MSO) in Israel, where he had executive responsibility for developing and implementing the entire nationwide cable TV system (1989-2000).

•
Robert O. Smith is an independent director of DPW. He is currently a C-level executive consultant working with Bay Area high-tech firms on various strategic initiatives in all aspects of their business. He previously served on the Board of Directors of Castelle Corporation and from 1990-2002 was DPW’s President, Chief Executive Officer and Chairman of the Board. Prior to that time, he held several management positions with Computer Products, Inc., the most recent being President of its Compower/Boschert Division. He also held managerial accounting positions with Ametek/Lamb Electric and with the JM Smucker Company.

•
Mordechai Rosenberg is an independent director of DPW. He has served as an independent consultant to various companies in the design and implementation of homeland security systems in Europe and Africa since 2010. Prior to that, he served as a special consultant to Bullet Plate Ltd., a manufacturer of armor protection systems, and NovIdea Ltd., a manufacturer of perimeter and border security systems. Mr. Rosenberg also served as the general manager of the door and window factory of ZIV U.P.V.C Products. Mr. Rosenberg is an active reserve officer and a retired colonel from the Israeli Defense Force (IDF), where he served for 26 years and was involved in the development of weapon systems. In the IDF, Mr. Rosenberg served in various capacities, including platoon, company, battalion, and brigade commander, head of the training center for all IDF infantry, and head of the Air Force’s Special Forces.

•
Jeffrey Bentz is an independent director of DPW. Mr. Bentz is the President of North Star Terminal & Stevedore Company, a full-service stevedoring company located in Alaska and whose major areas of business include terminal operations and management, stevedore services, and heavy equipment operations.

•
In addition, both Milton C. Ault, III and William Horne, are directors of Avalanche International Corp. (“Avalanche”). In addition, based on Avalanche’s Form 10-K for the year ended December 31, 2015, Philou Ventures, LLC (“Philou”), was the largest shareholder of Avalanche. Philou is DPW’s largest shareholder, and Kristine L. Ault, Milton C. Ault, III’s spouse, is the manager of Philou. Kristine L. Ault is also the managing member of MCKEA Holdings LLC, which in turn, is the member of Philou.

Beneficial Ownership

DPW beneficially owns 260,915 shares of WSI common stock, which represents approximately 8.4% of the total shares of WSI common stock outstanding. None of the other Acquiring Persons beneficially own, directly or indirectly, any of the shares of WSI common stock. After the completion of the Tender Offer by DPW, DPW would own in excess of 50% of the total outstanding shares of common stock. Other than in connection with DPW’s consummation of the Tender Offer, none of the Acquiring Persons is proposing to acquire the voting power or beneficial ownership of any shares of WSI common stock.

Control Share Acquisition Plans

DPW does not have any current plans to do any of the following:

(1)  liquidate or dissolve WSI,

(2)  sell all or a substantial part of the assets of WSI or merge WSI or exchange its shares with any other person,

(3)  change the location of WSI’s principal place of business or principal executive office or a material portion of WSI’s business activities,

(4)  change materially the management or policies of employment of WSI,

(5)  change materially the charitable or community contributions of WSI or its policies, programs, or practices relating thereto,

(6)  change materially WSI’s relationship with its suppliers, customers, or the communities in which WSI operates, or

(7)  make any other material change in the business of WSI, its corporate structure, management or personnel.

Other objective facts that would be substantially likely to affect the decision of a shareholder of WSI with respect to voting on the control share acquisition:

DPW plans to enhance shareholder value by generating more business and revenue for WSI, identifying new customer and strategic opportunities.

Please be advised that DPW intends to use its available cash resources to pay for the shares of WSI common stock to be acquired through its proposed tender offer. For additional information regarding DPW’s financial capacity to complete the tender offer, please see its public securities filings, including its recent registration statement (No. 222-222132) regarding an offering effected through a $50 million At Market Issuance Sales Agreement between DPW and H.C. Wainwright & Company.

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